FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 2, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page
Press Release of the Company dated November 2, 2006 announcing Third Quarter and Interim Financial Results for the Nine-month Period ended September 30, 2006	3

Quarterly Report of the Company for the Third Quarter and for the Nine Month Interim Period Ending September 30, 2006, containing Management’s Discussion and Analysis and Unaudited Consolidated Interim Financial Statements and Notes, to be mailed to Registered and Beneficial Shareholders between November 8 to 13, 2006.	5

Canadian Certification of the Company’s Chief Executive Officer of Interim Filings (Form 52-109F2) filed on SEDAR on November 2, 2006	26

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings (Form 52-109F2) filed on SEDAR on November 2, 2006	27

Signature Page	28

NEWS RELEASE
FOR IMMEDIATE RELEASE

Biomira Company Contact:
Edward Taylor
Vice President Finance and Administration
& Chief Financial Officer
(780) 490-2806

U.S. Investor and Media Contacts:
John Capodanno/Jonathan Birt
Financial Dynamics
(212) 850-5600
jcapodanno@fd-us.com
jbirt@fd-us.com

BIOMIRA INC. ANNOUNCES THIRD QUARTER 2006 RESULTS

EDMONTON, ALBERTA, CANADA - November 02, 2006 - Biomira Inc. (NASDAQ:BIOM) (TSX:BRA) today reported financial results for the three and nine months ended September 30, 2006.

As at September 30, 2006, Biomira’s cash and cash equivalents and short-term investments were $26.6 million compared to $21.4 million at the end of 2005, an increase of $5.2 million or 24%. Major contributors to the net change included $17.5 million in net financing proceeds offset by $12.1 million used in operations, which includes workforce reduction costs of $1.4 million.

Financial results for the three months ended September 30, 2006 reflect a consolidated net loss from operations of $3.7 million or $0.04 per share compared to $5.5 million or $0.07 per share for the same period in 2005. The decrease in net loss of $1.8 million arises from higher revenues of $0.4 million, increased investment and other income of $0.5 million, lower research and development expenses of $1.0 million and reduced marketing and business development expense of $0.1 million, partially offset by higher general and administrative expenses of $0.2 million. The decreased net loss primarily relates to reduced clinical expenditures with the development program for Stimuvax® in the hands of Merck effective March 1, 2006 and a lower foreign exchange loss on our U.S. dollar holdings.

Financial results for the nine months ended September 30, 2006 reflect a consolidated net loss from operations of $13.5 million or $0.15 per share compared to $14.6 million or $0.19 per share for the same period in 2005. Additional contributing factors to the year-to-date decrease in net loss of $1.1 million include a deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in non-small cell lung cancer, partially offset by workforce reduction and exiting costs.

Summary of Interim Results
(expressed in 000’s except per share data)

Fiscal year 2006	3rd Quarter Sept 30, 2006	3rd Quarter Sept 30, 2005	Year to date Sept 30, 2006	Year to date Sept 30, 2005
Total revenue	$1,715	$1,338	$3,251	$3,262
Research and development costs	$3,623	$4,625	$10,551	$12,452
Net loss	$(3,739)	$(5,476)	$(13,548)	$(14,637)
Basic and diluted loss per share	$(0.04)	$(0.07)	$(0.15)	$(0.19)
Weighted average number of common shares outstanding	89,389	78,607	88,227	78,607
Cash position			$26,622	$21,415
Working Capital			$25,296	$19,925
Common shares outstanding			89,389	78,817

For a further discussion of the Company’s financial results for the three and nine months ended September 30, 2006, please refer to the Company’s complete set of unaudited consolidated financial statements and the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations which will be made available on SEDAR at www.sedar.com and U.S. EDGAR at www.sec.gov.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report and the referenced complete set of Interim Financial Reports on SEDAR and U.S. EDGAR contain statements that are forward looking. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2005 Annual Report.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

Biomira Inc. 2011-94 Street Edmonton, AB T6N 1H1 September 2006 Third Quarter Report

Trading Information:	NASDAQ Global Market (symbol “BIOM”)
The Toronto Stock Exchange (symbol “BRA”)

For Information Contact:	Edward Taylor
Vice President Finance and Administration
& Chief Financial Officer

E-Mail:	IR@biomira.com

Web:	www.biomira.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), prepared as at October 31, 2006, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2006, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2005. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal year 2005 remain substantially unchanged.

Overview of the Business
Biomira Inc. (“Biomira”) is an international biotechnology company headquartered in Canada operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. As well, we are focused on the important task of diversifying our pipeline and broadening our oncology base. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extend quality and duration of life.

Stimuvax®

Corporate resources in the third quarter of 2006 continued to be primarily directed towards the ongoing transition of most of the administrative and financial responsibility for the development and commercialization of Stimuvax® to Merck KGaA of Darmstadt, Germany (“Merck”). Merck and Biomira are currently in the process of preparing the protocol to commence a large, multi-national phase 3 trial in non-small cell lung cancer (“NSCLC”) that will likely involve approximately 1300 men and women with unresectable Stage III cancer in approximately 30 countries and 250 clinical trial sites.

Business Development

Our Synthetic Biologics Business Unit continues to focus on exploring the full potential of chemically synthesized biologicals for use in protective and therapeutic vaccines. We continue to actively seek licensing opportunities for our synthetic adjuvants and are currently in discussions with several companies, which are now performing due diligence on our synthetic adjuvants and compounds. We hope to begin finalizing agreements in the coming year.

Pre-clinical work continues on our third-generation product candidate, BGLP40 Liposomal Vaccine (“L-BGLP40”), a completely synthetic MUC1 based liposomal, multiple target cancer vaccine, which we believe may provide benefit in several cancer indications. L-BGLP40 is a vaccine designed to evoke both a cellular and humoral immune response against major cancer-associated target epitopes expressed on adenocarcinomas.

During the third quarter, we have also been working closely with our advisors, Janney Montgomery Scott LLC (“Janney”), as we continue to explore potential pipeline development options. Janney is working with Biomira to identify in-licensing and acquisition opportunities that are a natural fit with the Company’s core competencies and resources in the development of innovative, targeted cancer therapeutics that extend the quality and duration of patients’ lives.

Corporate Update
In the first quarter of 2006 we began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the business of the Company, while we transition most of the administrative and financial responsibility for the development and commercialization of Stimuvax® to Merck. This restructuring process has continued through the third quarter and to date we have incurred workforce reduction costs of $2.2 million, as further disclosed in Note 7, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter. Throughout this process we have continued to maintain our core expertise in all necessary areas to take advantage of opportunities presented to us.

At the end of August, we announced the appointment of Robert L. Kirkman, MD, as President and Chief Executive Officer. Dr. Kirkman was also elected to the Board of Directors. In addition, we announced that Christopher Henney, PhD, had been named Chairman of the Board. Drs. Kirkman and Henney commenced their duties on September 5, 2006. At the end of August, we also announced that Robert Blair had been reappointed to the Board of Directors.

In September, we announced that we had received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100 million Base Shelf Prospectus filed in specified Canadian jurisdictions. We concurrently filed a base shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The base shelf registration statement became effective in both countries on September 26, 2006 and will provide us with the flexibility to obtain financing efficiently, as market conditions allow, to support both internal development and future partnering activities. The base shelf registration statement will be effective for approximately 25 months. The terms of any offering under the Base Shelf Prospectus will be established at the time of the offering and will be described in a prospectus supplement filed at that time.

On October 31, 2006, we announced the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”), of Tucson, Arizona, and Houston, Texas, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that regulate redox and cell-survival signaling proteins.

Promptly following closing we will pay U.S. $3 million in cash and approximately 17,878,000 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10 million is due upon regulatory approval of a ProlX product in a major market. Finally, under certain circumstances, ProlX shareholders may also receive a share of revenue from a potential collaboration agreement for a ProlX product in a specified non-oncology indication.

The acquisition will give Biomira a broadly-based portfolio of oncology products, including our lead product candidate Stimuvax®, expected to enter phase 3 by year end, one ProlX product expected to enter phase 2 in the current quarter, and two ProlX products expected to begin clinical trials over the next 6 to 12 months, as well as several additional pre-clinical candidates.

Non-GAAP Measures
We refer to a term that is not specifically defined in the CICA Handbook and does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”). This non-GAAP measure may not be comparable to similar measures presented by other companies. We refer to and use the term “working capital” in this MD&A, which is defined as current assets less current liabilities.

Results of Operations
Financial results for the three months ended September 30, 2006 reflect a consolidated net loss from operations of $3.7 million or $0.04 per share compared to $5.5 million or $0.07 per share for the same period in 2005. The decrease in net loss of $1.8 million arises from higher revenues of $0.4 million, increased investment and other income of $0.5 million, lower research and development expenses of $1.0 million and reduced marketing and business development expense of $0.1 million, partially offset by higher general and administrative expenses of $0.2 million. The decreased net loss primarily relates to reduced clinical expenditures with the development program for Stimuvax® in the hands of Merck effective March 1, 2006 and a lower foreign exchange loss on our U.S. dollar holdings.

Financial results for the nine months ended September 30, 2006 reflect a consolidated net loss from operations of $13.5 million or $0.15 per share compared to $14.6 million or $0.19 per share for the same period in 2005. Additional contributing factors to the year-to-date decrease in net loss of $1.1 million include a deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year, partially offset by workforce reduction and exiting costs as further disclosed in Note 7, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter.

Revenues
Contract research and development revenue for the three months ended September 30, 2006, totalling $1.7 million compared to $1.2 million for the same period in 2005, represents contract research and development funding received from Merck associated with Stimuvax®. The increase in revenues of $0.5 million is primarily attributable to increased funding received from Merck under the terms of the letter of intent signed by both Companies in January 2006, as further disclosed in Note 6, Collaborative Agreements, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter. Contract research and development revenue for the nine months ended September 30, 2006, totalling $3.0 million, was up $0.1 million from the same period in 2005.

Licensing revenues from collaborative agreements for the three and nine months ended September 30, 2006, totalling $0.1 million and $0.2 million respectively, was similar to the same periods in 2005. Licensing revenues from collaborative agreements represents the amortization of upfront payments received from Merck and an upfront sub-licensing fee from CancerVac Pty. Ltd. upon commencement of the respective collaborations.

Licensing, royalties and other revenue for the three and nine months ended September 30, 2006, totalling nil and $0.1 million respectively, was down $0.1 million from the same periods in 2005. Licensing, royalties and other revenue primarily consists of contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Operating Expenses
Research and Development
Research and development expenditures for the three months ended September 30, 2006 totalled $3.6 million compared to $4.6 million for the same period in 2005. The decrease of $1.0 million is primarily attributable to reduced clinical expenditures with the development program for Stimuvax® in the hands of Merck effective March 1, 2006. These expense reductions have been partially offset by workforce reduction costs as further disclosed in Note 7, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter.

Research and development expenditures for the nine months ended September 30, 2006 totalled $10.6 million compared to $12.5 million for the same period in 2005. The additional contributing factor to the year-to-date decrease of $1.9 million is primarily the deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year.

General and Administrative
General and administrative expenses for the three months ended September 30, 2006 totalled $1.8 million compared to $1.6 million for the same period in 2005. The increase of $0.2 million is primarily attributable to workforce reduction costs as further disclosed in Note 7, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter.

General and administrative expenses for the nine months ended September 30, 2006 totalled $6.0 million compared to $4.8 million for the same period in 2005. The additional contributing factor to the year-to-date increase of $1.2 million is primarily attributable to accrued non-contractual and contractual employee exiting costs currently under negotiation.

Marketing and Business Development
Marketing and business development expenditures for the three and nine months ended September 30, 2006 totalled $0.2 million and $0.5 million respectively compared to $0.3 million and $0.9 million for the same periods in 2005. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. The decrease of $0.1 million and $0.4 million respectively is primarily due to reduced marketing activities as we continue to focus our efforts on assessing potential in-licensing opportunities.

Amortization
Amortization expense for the three months and nine months ended September 30, 2006, totalling $0.1 million and $0.3 million respectively, was similar to the same periods in 2005. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the three months ended September 30, 2006, totalling $0.2 million, compared to ($0.3) million for the same period in 2005, comprises income from cash and investments and foreign exchange gains and losses. The increase of $0.5 million is primarily attributable to the impact of foreign exchange fluctuations on our U.S. dollar holdings, which has resulted in a foreign exchange loss of nil for the three months ended September 30, 2006 compared to a foreign exchange loss of $0.5 million for the same period in 2005. Investment and other income for the nine months ended September 30, 2006, totalling $0.6 million, was similar to the same period in 2005.

Liquidity and Capital Resources
Liquidity
As at September 30, 2006, our cash and cash equivalents and short-term investments (“cash reserves”) were $26.6 million compared to $21.4 million at the end of 2005, an increase of $5.2 million or 24%. Major contributors to the net change included $17.5 million in net financing proceeds offset by $12.1 million used in operations, which includes workforce reduction costs of $1.4 million as further disclosed in Note 7, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter. With the development program for Stimuvax® in the hands of Merck effective March 1, 2006, coupled with the U.S. $16.1 million (CDN. $18.4 million), before issue costs, in financing we were able to secure in January 2006 and the new U.S. $100 million Base Shelf Prospectus we registered in September 2006, we have both strengthened our financial position and put into place a vehicle that will provide us with the flexibility to obtain financing efficiently, as market conditions allow, to support both internal development and future partnering activities.

As at September 30, 2006, working capital increased by $5.4 million from the end of 2005, to $25.3 million from $19.9 million and is primarily attributable to a $5.2 million increase in cash reserves and a $1.6 million increase in prepaid expenses and other, offset by a decrease of $0.6 million in accounts receivable and an increase in accounts payable and accrued liabilities of $0.8 million. The increase in prepaid expenses and other primarily relates to deferred Stimuvax® manufacturing costs that have been incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year. The decrease in accounts receivable primarily relates to the timing of contract research and development funding received from Merck, and the increase in accounts payable and accrued charges primarily relates to accrued non-contractual employee exiting costs currently under negotiation.

Financing
In January 2006, we raised U.S. $16.1 million (CDN. $18.4 million), before issue costs, by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S. $2.50. The warrants have a 42 month term and a no-exercise period of six months.

Capital Resources
Anticipating future funding requirements to further our product pipeline and in-licensing activities, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in September 2006. This financing mechanism replaced the U.S. $100 million base shelf registration statement that expired in August 2006 and, unless fully exhausted prior to expiry, is expected to remain in place into the fourth quarter of 2008. The intention of the new base shelf registration statement is to ensure that a financing mechanism is in place to allow us to take advantage of favorable financing opportunities in a timely manner. In addition, there are 3.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.77. Based on our NASDAQ closing share price of U.S. $1.06 on September 29, 2006, the warrants outstanding are currently not in the money.

Additional capital resources may be required depending on the outcomes associated with activities related to the in-licensing of new product candidates, and activities associated with the further development of other products in our pipeline including L-BGLP40. Assuming continued investor support for our equity offerings, such additional capital resources could be derived from the base shelf registration statement, or receipt of milestone payments anticipated from Merck later this year or early in 2007 under the terms of the existing supply agreement and amending letter of intent disclosed in Note 6, Collaborative Agreements, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter.

Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2005 Annual Report. During the three and nine months ended September 30, 2006, we did not make any material changes to these long-term contractual obligations that are outside the ordinary course of business.

Off-Balance Sheet Arrangements
As at September 30, 2006, we have not entered into any material off-balance sheet arrangements, except as disclosed in Note 15 Contingencies, Commitments, and Guarantees in the notes to our audited 2005 consolidated financial statements.

Transactions with Related Parties
During the three and nine months ended September 30, 2006, we did not enter into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

With the development program for Stimuvax® in the hands of Merck effective March 1, 2006, our ongoing clinical development expenses have declined considerably. Coupling this with the U.S. $16.1 million (CDN. $18.4 million), before issue costs, in financing we were able to secure in January 2006 and the new U.S. $100 million Base Shelf Prospectus we registered in September 2006, we have both strengthened our financial position and put into place a vehicle that will provide us with the flexibility to obtain financing efficiently, as market conditions allow, to support both internal development and future partnering activities.

Risks and Uncertainties
The immediate risks and uncertainties facing Biomira may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Our ability to continue to generate cash to fund the advancement of clinical programs related to early stage technologies and out-licensing opportunities for early stage product technologies will depend on several factors. Among others, these include regulatory support for the planned phase 3 pivotal Stimuvax® registration trial; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for our products, if such can be obtained; and the value and timing of securing licensing and collaborative arrangements in building our pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2005 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2005.

Changes in Accounting Policies
Non-Monetary Transactions
Effective January 1, 2006, we adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

We have determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current periods presented.

Implicit Variable Interests under AcG-15
Effective January 1, 2006, we adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (“EIC-157”). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

We have determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current periods presented.

Supplemental Information
Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending September 30, 2006.

	For the three month period ended
(expressed in 000’s except per share data)	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Total Revenue	$1,715	$1,156	$380	$1,115
Research and development cost	$3,623	$2,972	$3,956	$4,455
Net loss	$(3,739)	$(4,009)	$(5,800)	$(4,388)
Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.07)	$(0.05)
Common shares outstanding	89,389	89,389	89,389	78,817
Weighted average number of common shares outstanding	89,389	89,389	85,865	78,660

	For the three month period ended
(expressed in 000’s except per share data)	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004
Total Revenue	$1,338	$1,120	$804	$974
Research and development cost	$4,625	$4,320	$3,507	$3,198
Net loss	$(5,476)	$(4,803)	$(4,358)	$(3,581)
Basic and diluted loss per share	$(0.07)	$(0.06)	$(0.06)	$(0.05)
Common shares outstanding	78,817	78,817	78,360	78,340
Weighted average number of common shares outstanding	78,607	78,500	78,352	72,941

Outstanding Share Data
As at October 31, 2006, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	89,388,932
Convertible equity securities:
Stock options	6,739,334
Restricted share units	414,000
Warrants	3,825,937

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 100,368,203 as at October 31, 2006. This aggregate number does not include the common shares that will be issued promptly following closing of the ProlX transaction, as further disclosed in Note 9, Subsequent Event, of our unaudited consolidated financial statements for the three and nine months ended September 30, 2006, included hereafter.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 10 and 11 of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2005 and Note 4 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report contains statements that are forward looking. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting the commencement, duration and timing or availability of clinical trials and analyses of the trial results; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2005 Annual Report.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

Biomira Inc. Consolidated Balance Sheets (expressed in thousands of Canadian dollars, except share amounts) (unaudited)

	September 30 2006	December 31 2005*

ASSETS
CURRENT
Cash and cash equivalents	$11,564	$9,264
Short-term investments	15,058	12,151
Accounts receivable	648	1,279
Prepaid expenses and other	1,874	284
	29,144	22,978
CAPITAL ASSETS, net	489	646
INTANGIBLE ASSET, net	297	375
LONG-TERM INVESTMENT (Note 3)	164	264
	$30,094	$24,263

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,594	$2,801
Current portion of capital lease obligation	47	45
Current portion of deferred revenue	207	207
	3,848	3,053
CAPITAL LEASE OBLIGATION	42	81
DEFERRED REVENUE	880	1,036
CLASS A PREFERENCE SHARES	30	30
	4,800	4,200

SHAREHOLDERS’ EQUITY
Share capital (Notes 4 and 5)	389,447	375,497
Issued and outstanding - 89,388,932 and 78,816,564
Warrants (Note 4)	6,483	2,959
Contributed surplus (Note 5)	21,084	19,779
Deficit	(391,720)	(378,172)
	25,294	20,063
	$30,094	$24,263
(see accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.90)

*Figures excerpted from the 2005 audited consolidated financial statements.

Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

REVENUE
Contract research and development	$1,658	$1,206	$3,002	$2,865
Licensing revenue from collaborative agreements	51	51	157	155
Licensing, royalties, and other revenue	6	81	92	242
	1,715	1,338	3,251	3,262

EXPENSES
Research and development	3,623	4,625	10,551	12,452
General and administrative	1,782	1,569	6,046	4,854
Marketing and business development	146	296	513	953
Amortization	92	102	295	270
	5,643	6,592	17,405	18,529

OPERATING LOSS	(3,928)	(5,254)	(14,154)	(15,267)
Investment and other income (expense)	191	(283)	615	569
Interest expense	(2)	(1)	(9)	(1)

LOSS BEFORE INCOME TAXES	(3,739)	(5,538)	(13,548)	(14,699)
Income tax benefit	-	62	-	62

NET LOSS	$(3,739)	$(5,476)	$(13,548)	$(14,637)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.07)	$(0.15)	$(0.19)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	89,388,932	78,606,571	88,227,133	78,606,571
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

DEFICIT, BEGINNING OF PERIOD	$(387,981)	$(368,308)	$(378,172)	$(359,147)
Net loss for period	(3,739)	(5,476)	(13,548)	(14,637)

DEFICIT, END OF PERIOD	$(391,720)	$(373,784)	$(391,720)	$(373,784)
(See accompanying notes to the consolidated financial statements)

Biomira Inc. Consolidated Statements of Cash Flow
(expressed in thousands of Canadian dollars) (unaudited)	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

OPERATING
Net loss	$(3,739)	$(5,476)	$(13,548)	$(14,637)
Amortization	92	102	295	270
Stock compensation expense (Note 5)	371	350	1,305	837
Deferred revenue	(52)	(178)	(156)	(502)
Long-term investment (Note 3)	100	-	100	-
Unrealized foreign exchange (gain) loss on cash and cash equivalents	(21)	144	33	124
Net change in non-cash working capital balances from operations
Accounts receivable	222	(150)	631	(529)
Prepaid expenses and other	131	150	(1,590)	6
Accounts payable and accrued liabilities	793	678	793	731
	(2,103)	(4,380)	(12,137)	(13,700)

INVESTING
Purchase of short-term investments	(9,563)	(7,240)	(39,496)	(41,520)
Redemption of short-term investments	11,779	16,349	36,589	42,946
Purchase of capital assets	(20)	(178)	(60)	(313)
	2,196	8,931	(2,967)	1,113

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	-	-	17,474	(100)
Proceeds from exercise of stock options	-	-	-	45
Proceeds from exercise of warrants	-	-	-	950
Repayment of capital lease obligation	(13)	(5)	(37)	(5)
	(13)	(5)	17,437	890

NET CASH INFLOW (OUTFLOW)	80	4,546	2,333	(11,697)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	21	(144)	(33)	(124)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101	4,402	2,300	(11,821)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,463	3,664	9,264	19,887
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,564	$8,066	$11,564	$8,066

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$2	$1	$9	$1
Amount of income taxes paid in the period	$-	$-	$-	$-
(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements. The accounting principles and methods of computation adopted in these consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2005, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 filed with the appropriate securities commissions.

2.    ACCOUNTING POLICY CHANGES

Non-monetary transactions

Effective January 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

The Company has determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current periods presented.

Implicit variable interests under AcG-15

Effective January 1, 2006, the Company adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (“EIC-157”). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

The Company has determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current periods presented.

3.    LONG-TERM INVESTMENT

During the period the Company recorded an impairment allowance of $100 on the investment in common shares of Prima BioMed Ltd. The allowance has been reported as investment and other income (expense) in the consolidated statement of operations.

4.    SHARE CAPITAL

	September 30 2006	December 31 2005
Common shares
Issued and outstanding, beginning of period	78,816,564	78,339,978
Equity placements	10,572,368	-
Exercise of warrants	-	454,679
Exercise of stock options	-	21,907
Issued and outstanding, end of period	89,388,932	78,816,564
Issued and outstanding as at October 31, 2006	89,388,932
The issued and outstanding common shares as at October 31, 2006 does not include the common shares that will be issued promptly following closing of the acquisition transaction further disclosed in Note 9.

	September 30 2006	December 31 2005
Warrants
Issued and outstanding, beginning of period	1,077,121	3,631,800
Issued	2,748,816	-
Exercised	-	(454,679)
Expired	-	(2,100,000)
Issued and outstanding, end of period	3,825,937	1,077,121
Issued and outstanding as at October 31, 2006	3,825,937
The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $2.50 to U.S. $3.45 per share.

In January 2006, the Company issued 10,572,368 common shares and 2,748,816 detachable warrants for proceeds of $18,389, before issue costs of $915. Of the net proceeds, $13,950 and $3,524 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of U.S. $2.50 and are not exercisable until after July 30, 2006, with the exception of 105,724 warrants that are not exercisable until after January 30, 2007. The 2,748,816 warrants expire on July 30, 2009.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

Under the terms of a Base Shelf Prospectus dated September 26, 2006, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the Prospectus remains effective, in aggregate up to U.S. $100 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof.

4.    SHARE CAPITAL (continued)

	September 30 2006	December 31 2005
Stock options
Outstanding, beginning of period	4,360,940	3,736,599
Granted	3,173,500	1,282,065
Exercised	-	(21,907)
Cancelled	(389,231)	(635,817)
Outstanding, end of period	7,145,209	4,360,940
Outstanding as at October 31, 2006	6,739,334
Stock options are exercisable at a range of exercise prices from $1.12 to $23.10 per share.

	September 30 2006	December 31 2005
Restricted Share Units
Outstanding, beginning of period	114,000	-
Granted	-	114,000
Outstanding, end of period	114,000	114,000
Outstanding as at October 31, 2006	414,000
Each restricted share unit will be converted into one common share at the end of the grant period (not to exceed five years) without any further consideration payable.

5.    STOCK-BASED COMPENSATION

Stock Option Plan

In the third quarter of 2006, stock-based compensation expense of $362 (2005 - $350) was recognized ($1,277 for the nine months ended September 30, 2006 (2005 - $837)), representing the amortization applicable to the current period of the estimated fair value of stock options granted since January 1, 2002. The expense for the three months ended September 30, 2006 includes an adjustment of $110 ($354 for the nine months ended September 30, 2006) relating to workforce reduction costs described in Note 7. This adjustment includes the immediate expensing of the remaining unamortized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options to 24 months from the 6 months provided in the original stock option agreements.

An amount of nil (2005 - $31) arising from the exercise of stock options for the nine months ended September 30, 2006 was credited to share capital from contributed surplus.

5.    STOCK-BASED COMPENSATION (continued)

The Company uses the Black-Scholes option pricing model to value the stock options at each grant date, under the following weighted average assumptions:

	Nine Months Ended September 30
	2006	2005
Weighted average grant-date fair value per share option	$1.23	$1.91
Expected dividend rate	0.0%	0.0%
Expected volatility	103.88%	114.27%
Risk-free interest rate	4.09%	3.68%
Expected life of options in years	6.0	6.0
The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these stock options by the holders.

Restricted Share Unit Plan

In the third quarter of 2006, stock-based compensation expense of $9 (2005 - nil) was recognized ($28 for the nine months ended September 30, 2006 (2005 - nil)), representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

6.    COLLABORATIVE AGREEMENTS

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the existing supply and collaboration agreements between Biomira and Merck KGaA of Darmstadt, Germany (“Merck”) for Stimuvax®, currently in development for the treatment of non-small cell lung cancer (“NSCLC”).

Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck will assume most of the administrative and financial responsibility for the development and commercialization of Stimuvax®, including the planned phase 3 trial in NSCLC, which is expected to commence by the end of the year.

In return, under the letter of intent, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of Stimuvax® in markets outside of North America (the Rest of World (“ROW”)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the current stage and promise of Stimuvax®.

Under the letter of intent, Biomira will retain responsibility for manufacturing Stimuvax®, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

The Companies are currently in the process of revising the existing supply and collaboration agreements to reflect the terms contained within the letter of intent.

7.    WORKFORCE REDUCTION COSTS

As a result of the signing of the letter of intent described in Note 6, Biomira has reduced its workforce by 8 employees for the three months ended September 30, 2006 (24 employees for the nine months ended September 30, 2006). In the third quarter, the Company recorded workforce reduction costs of $809 ($2,245 for the nine months ended September 30, 2006), of which $571 and $238 ($1,804 and $441 for the nine months ended September 30, 2006) have been reported as research and development and general and administrative respectively in the consolidated statement of operations.

Once the transfer of the Stimuvax® phase 3 clinical trial activities to Merck have been completed, the Company may engage in a further limited restructuring to reflect the reduced activities previously associated with Stimuvax®.

The following table provides details of the workforce reduction costs for the nine months ended September 30, 2006:

	Workforce Reduction	Cumulative Drawdowns		Accrued Workforce Reduction Costs at
	Costs	Cash	Non-Cash	September 30, 2006
Salaries and benefits	$1,828	$1,315	$-	$513
Stock compensation expense (Note 5)	354	-	354	-
Other	63	46	-	17
	$2,245	$1,361	$354	$530

8.    SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Revenue from operations in:
Canada	$42	$133	$198	$380
United States	-	-	-	1
Barbados	1,654	1,186	2,994	2,822
Europe	19	19	59	59
	$1,715	$1,338	$3,251	$3,262

8.    SEGMENTED INFORMATION (continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Amortization in:
Canada	$56	$66	$188	$169
United States	10	9	29	22
Barbados	26	27	78	79
	$92	$102	$295	$270

	September 30 2006	December 31 2005
Long-lived assets, net, in:
Canada	$465	$593
United States	24	53
Barbados	297	375
	$786	$1,021

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue, and total revenue from transactions with those customers, are as follows:

Nine Months Ended September 30	Number of Customers	Revenue
2006	1	$3,146
2005	1	$3,007

9.    SUBSEQUENT EVENT

On October 31, 2006, the Company announced the acquisition of ProlX Pharmaceuticals Corporation (“ProlX”), of Tucson, Arizona, and Houston, Texas, a privately-held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that regulate redox and cell-survival signaling proteins.

Promptly following closing the Company will pay U.S. $3 million in cash and approximately 17,878,000 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10 million is due upon regulatory approval of a ProlX product in a major market. Finally, under certain circumstances, ProlX shareholders may also receive a share of revenue from a potential collaboration agreement for a ProlX product in a specified non-oncology indication.

Corporate Information

Share Registrar and Transfer Agents
Computershare Trust Company of Canada
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq Global Market: BIOM

Contacts:

Biomira Company Contact:
Edward Taylor
Vice President Finance and Administration
& Chief Financial Officer
Telephone: (780) 490-2806
E-mail: etaylor@biomira.com

U.S. Investor Contact:		U.S. Media Contact:
John Capodanno		Jonathan Birt
Financial Dynamics		Financial Dynamics
Telephone:	(212) 850-5705	Telephone:	(212) 850-5634
E-mail:	jcapodanno@fd-us.com	jbirt@fd-us.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 818.

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

Form 52-109F2 - Certification of Interim Filings

I, Robert L. Kirkman, MD, President and CEO, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc., (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 2, 2006

/s/Robert L. Kirkman___________
Robert L. Kirkman, M.D.
President and CEO

Form 52-109F2 - Certification of Interim Filings

I, Edward A. Taylor, Vice President Finance and Administration and Chief Financial Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc., (the issuer) for the interim period ending September 30, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 2, 2006

/s/Edward A. Taylor____________________

Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: November 2, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and
Chief Financial Officer